Filed Pursuant to Rule 424(b)(5)
Registration No. 333-194296

PROSPECTUS SUPPLEMENT
(To prospectus dated March 14, 2014)

23,076,924 Shares

DHT HOLDINGS, INC.
Common Stock

We are offering 23,076,924 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

Our common stock is quoted on The New York Stock Exchange under the symbol “DHT”. The last reported sale price of our common stock on September 9, 2014 was $6.39 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves risk. Before buying any shares you should carefully read the sections entitled “Risk Factors” beginning on page S-9 of this prospectus supplement and page 5 of the accompanying prospectus.

	Per Share	Total
Public offering price	$6.50	$150,000,006
Placement agent fees(1)	$0.20	$4,500,000
Proceeds before expenses to DHT Holdings, Inc.	$6.30	$145,500,006

(1)	See the section entitled “Plan of Distribution” for more information concerning placement agent compensation.

We have retained RS Platou Markets, Inc., RS Platou Markets AS and Fearnley Securities AS to act as our placement agents, for whom RS Platou Markets, Inc. is acting as Lead Manager and Bookrunner and RS Platou Markets AS and Fearnley Securities AS are acting as Placement Agents, for the shares offered by this prospectus supplement in connection with the sale of the shares to certain institutional investors.  The placement agents have no commitment to buy any of the shares.

The shares of common stock will be ready for delivery on or about September 15, 2014.  The delivery of shares to each investor is not conditioned upon the purchase of shares by any other investors. If one or more investors fail to fund the purchase price of their subscribed shares as required by the applicable subscription agreement, we intend to proceed with delivery on September 15, 2014 of the aggregate number of shares for which the purchase price has been received.

Lead Manager and Bookrunner

RS Platou Markets, Inc.

Placement Agents

RS Platou Markets AS	Fearnley Securities AS

The date of this prospectus supplement is September 10, 2014.

Prospectus Supplement

Prospectus

S-i

S-ii

About This Prospectus Supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “Commission”), using the shelf registration process.  Under the shelf registration process, we may sell any combination of common stock, preferred stock, warrants or rights in one or more offerings from time to time.  In the accompanying prospectus, we provide you a general description of the securities we may offer from time to time under our shelf registration statement.  This prospectus supplement describes the specific details regarding this offering, including the price, the aggregate number of shares of common stock being offered and the risks of investing in our common stock, as well as certain other matters.  This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us and our common stock and other information you should know in connection with this offering.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus.  We are responsible only for the information contained in this prospectus supplement or the accompanying prospectus, incorporated by reference into this prospectus supplement or to which we have referred you.  We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may provide you.  You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only.  Our business, financial condition, results of operations and prospects may have changed since that date.  We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.  The distribution of this prospectus supplement and sale of our common stock in certain jurisdictions may be restricted by law.  We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

For further information about us or the common stock offered hereby, you should refer to our shelf registration statement, which you can obtain from the Commission as described in the section entitled “Where You Can Find Additional Information” on page S-48 of this prospectus supplement.

S-iii

Prospectus Supplement Summary

This prospectus supplement summary highlights certain information about us and this offering.  Because it is a summary, it may not contain all of the information that you should consider before deciding whether or not you should purchase our common stock.  You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein for a more complete understanding of our business, this offering and the other transactions described in this prospectus supplement.  You should pay special attention to the sections entitled “Risk Factors” beginning on page S-9 of this prospectus supplement, page 5 of the accompanying prospectus and “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 3, 2014 (our “2013 Form 20-F”), our consolidated audited financial statements and the notes thereto in our 2013 Form 20-F and incorporated herein by reference, and our unaudited interim condensed consolidated financial statements as of and for the six-months ended June 30, 2014 and the notes thereto (the “First Half 2014 Financial Statements”) included in Exhibit 99.2 to our Report on 6-K, filed with the Commission on September 9, 2014 (the “September 2014 6-K”) and incorporated herein by reference.  Unless we specify otherwise, all references in this prospectus to “we”, “our”, “us”, “DHT” and “our company” refer to DHT Holdings, Inc. and its subsidiaries.  All references in this prospectus to “DHT Maritime” refer to DHT Maritime, Inc., one of our subsidiaries. The shipping industry’s functional currency is the U.S. dollar and our company’s functional currency is the U.S. Dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this prospectus supplement to “$” and “dollars” refer to U.S. dollars.

Our Company

We operate a fleet of crude oil tankers.  As of September 8, 2014, our fleet consisted of eleven crude oil tankers currently in operation, all of which are wholly-owned by our company.  The fleet currently in operation consists of seven very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons (“dwt”), two Suezmax tankers or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Seven of the vessels are operating with spot market exposure, either directly, on index-based time charters or in tanker pools. Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 2,700,320 dwt and an average age of approximately 11.5 years as of September 8, 2014.

As of September 8, 2014, we have agreements for six newbuilding VLCCs to be constructed at Hyundai Heavy Industries Co. Ltd. (“HHI”), all of which will be wholly-owned by our company.  The six newbuildings are expected to be delivered in November 2015, January 2016, April 2016, July 2016, September 2016 and November 2016, respectively. We estimate the newbuilding VLCCs will have a combined carrying capacity of approximately 1,799,400 dwt.   We operate out of Oslo, Norway and Singapore through our wholly-owned management companies, DHT Management AS and DHT Ship Management (Singapore) Pte. Ltd.  For more information on our company, please see our 2013 Form 20-F.

Our Fleet

The following table presents certain information regarding our vessels:

Vessel	Year Built	Yard	Dwt	Current Flag	Technical Manager
VLCC
DHT Ann	2001	Hyundai*	309,327	Marshall Islands	Goodwood****
DHT Chris	2001	Hyundai*	309,285	Marshall Islands	Goodwood****
DHT Phoenix	1999	Daewoo**	307,151	Marshall Islands	Goodwood****
DHT Eagle	2002	Samsung***	309,064	Marshall Islands	Goodwood****
DHT Falcon	2006	NACKS*****	298,971	Hong Kong	Goodwood****
DHT Hawk	2007	NACKS*****	298,293	Hong Kong	Goodwood****
DHT Condor	2004	Daewoo**	320,050	Hong Kong	Goodwood****
Suezmax
DHT Target	2001	Hyundai*	164,626	Marshall Islands	Goodwood****
DHT Trader	2000	Hyundai*	152,923	Marshall Islands	Goodwood****
Aframax
DHT Cathy	2004	Hyundai*	111,928	Marshall Islands	Goodwood****
DHT Sophie	2003	Hyundai*	115,000	Marshall Islands	Goodwood****

*	Hyundai Heavy Industries Co., South Korea
**	Daewoo Heavy Industries Co., South Korea
***	Samsung Heavy Industries Co., South Korea
****	Goodwood Ship Management Pte. Ltd., Singapore
*****	Nantong Cosco KHI Engineering Co. Ltd

Employment

The following table presents certain features of our charters as of September 8, 2014:

Vessel	Type of Employment	Charter Rate ($/Day)	Expiry	Extension Period*	Charter Rate in Extension Period ($/day)
VLCC
DHT Ann	Time Charter	Market related	July 7, 2015
DHT Chris	Time Charter	Market related	January 1, 2015	+3 months*
DHT Eagle	Spot
DHT Phoenix	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Condor	Spot
Suezmax
DHT Target	Time Charter	$ 14,713	September 24, 2014
DHT Trader	Time Charter	$ 14,409	September 11, 2014
Aframax
DHT Cathy	Time Charter	$ 12,838	February 15, 2015
DHT Sophie	Time Charter	$ 13,282	December 8, 2014

*	At charterer’s option

Technical Management of Our Fleet

The following is a summary of how we organize our ship management activities. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful.

We uphold a policy of high quality operations.  Our management company in Singapore, DHT Ship Management (Singapore) Pte. Ltd., supervises the third-party technical managers.  The third-party technical managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.  We currently have one ship management provider: Goodwood Ship Management Pte. Ltd. in Singapore (“Goodwood”).

We place the insurance requirements related to our fleet with mutual clubs and underwriters through insurance brokers.  Such requirements include, but are not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance. Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

Our Credit Facilities

For detail on our credit facilities, please see the section entitled “Secured Credit Facilities” in our 2013 Form 20-F.  We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  Our subsidiaries own all of our vessels and payments under the charters and from commercial pools are made to our subsidiaries.

The table below illustrates the scheduled repayment structure for our outstanding credit facilities (dollars in thousands) as of August 31, 2014:

Year	RBS Credit Facility	Phoenix Credit Facility	Eagle Credit Facility	Hawk and Falcon Credit Facility	Total Bank Borrowings
2014	–	–	–	1,000	1,000
2015	–	2,437	2,500	4,000	8,937
2016	*	15,922	22,250	4,000	42,172
Thereafter	113,275	–	–	38,000	151,275
Total	$113,275	$18,359	$24,750	$47,000	$203,384

*Commencing with the second quarter of 2016, installment payments under our secured credit facility, as amended, with The Royal Bank of Scotland plc (the “RBS Credit Facility”) will be equal to free cash flow for DHT Maritime during the preceding quarter capped at $7.5 million per quarter.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of (1) ship operating expenses, (2) voyage expenses, (3) estimated capital expenses for the following two quarters, (4) general & administrative expenses, (5) interest expenses and (6) change in working capital.

See “Description of Certain Indebtedness” for a description of certain of our existing indebtedness and certain indebtedness that we expect to incur in the near term.

Recent Developments

Concurrent Private Placement

Substantially concurrent with this offering, we are pursuing a private placement of $150.0 million aggregate principal amount of convertible senior unsecured notes due 2019 (the “Convertible Senior Notes”) to a group of institutional accredited investors.  Completion of this offering is not contingent upon completion of the private placement of the Convertible Senior Notes (the “Concurrent Private Placement”).  This prospectus supplement is not an offer to sell or a solicitation of an offer to buy the securities privately placed in the Concurrent Private Placement.  For more information on the securities we anticipate issuing in the Concurrent Private Placement, please see “Description of Certain Indebtedness”.

Samco Acquisition

On September 9, 2014, we entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the shareholders (the “Sellers”) of Samco Shipholding Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (“Samco”).  Pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement, we will acquire all of the issued and allotted shares of Samco (the “Samco Acquisition”) from the Sellers for a purchase price of $317,005,000 in cash payable at the closing of the Samco Acquisition, less $5,000,000 that will be deposited in an escrow fund pending final determination of any purchase price adjustment following the closing.  The purchase price is subject to certain post-closing adjustments in accordance with the terms of the Share Purchase Agreement.

Following its acquisition by us, Samco will continue to have outstanding indebtedness which, as of June 30, 2014, was $322,418,000 in aggregate amount (including $25,542,000 outstanding with a final maturity date of May 11, 2015, $42,669,000 outstanding with a final maturity date of December 22, 2016, $209,269,000 outstanding with a final maturity date of June 29, 2018, and $44,938,000 outstanding with a final maturity date of November 16, 2021) under the Existing Samco Loan Agreements, as defined in “Description of Certain Indebtedness”. We have obtained all necessary change of control consents in respect of the Existing Samco Loan Agreements, subject to documentation.  In addition, we have entered into a firm commitment, subject to documentation, for the refinancing of the Existing Samco Loan Agreements with Nordea Bank Norge ASA and DNB Bank ASA.

For more information on the Samco Acquisition and the Share Purchase Agreement, please see our Report on Form 6-K filed September 9, 2014, which is incorporated by reference into this prospectus supplement, and to which the Share Purchase Agreement is attached as Exhibit 10.1.

Results of Operations for the Six Months Ended June 30, 2014

Our shipping revenues for the first half of 2014 were $43.9 million, a $5.2 million, or 13.4%, increase over the first half of 2013.  This increase was mainly due to a larger fleet and improvement in rates and a the final settlement of $1.5 million related to claims filed against various affiliates of Overseas Shipping Group, Inc. which was recorded as shipping revenue in the second quarter of 2014.

Voyage expenses for the first half of 2014 were $11.5 million, compared to voyage expenses of $16.1 million in the first half of 2013. The decrease was mainly due to fewer vessels trading in the spot market. Vessel operating expenses for the first half of 2014 were $17.6 million, compared to $12.5 million in the first half of 2013. The increase was due to an increase in the fleet, vessels undergoing intermediate surveys during the 2014 period as well as upstoring and startup cost related to the delivery of DHT Condor, DHT Hawk and DHT Falcon in the first half of 2014.

We had a net loss in the first half of 2014 of $8.5 million, or $0.13 per diluted share, compared to a net loss of $11.5 million, or $0.74 per diluted share, in the first half of 2013.

At the end of the first half of 2014, our cash balance was $146.2 million, compared to $43.1 million at the end of the first half of 2013.

The First Half 2014 Financial Statements are included in Exhibit 99.2 to the September 2014 6-K, and are incorporated by reference into this prospectus supplement.

HHI Ship Construction Agreements

We have entered into the following agreements with HHI for the construction of six VLCCs (collectively, the “HHI Agreements”):

●
on December 2, 2013 we entered into agreements for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification and an estimated capacity of 300,000 dwt;

●
on January 8, 2014, we exercised an option and entered into a new agreement with HHI to construct a VLCC with a contract price of $92.7 million, including certain additions and upgrades to the standard specification and an estimated capacity of 300,000 dwt; and

●
on February 14, 2014, we entered into agreements for the construction of three VLCCs at a contract price of $97.3 million each, which includes $2.3 million in additions and upgrades to the standard specification.

On March 13, 2014, we announced that we amended two shipbuilding contracts with HHI to advance the scheduled delivery on two VLCCs. We agreed to increase the contract price by $1.5 million for each of the two vessels. The amendment with HHI is attached as Exhibit 10.1 to our report on Form 6-K filed March 13, 2014, and this agreement is incorporated by reference into this prospectus supplement.

As of September 8, 2014, the six newbuildings are expected to be delivered in November 2015, January 2016, April 2016, July 2016, September 2016 and November 2016, respectively.  As of August 27, 2014, we have made $171.0 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014. Of the remaining predelivery payments totaling $114.1 million, $76.5 million are due in 2015 and $37.6 million are due 2016.  The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured.  We intend to pursue debt financing for the remaining two vessels in due course, however, there is no assurance that such financing may be obtained or if obtained, on commercial favorable terms.

We have obtained a financing commitment to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “Danish Ship Finance Term Loan Facility”) that will be between and among Danish Ship Finance A/S, as lender, a special purpose company (a direct wholly-owned subsidiary of us, the “Danish Ship Finance Borrower”), and us, as guarantor.  The Danish Ship Finance Borrower will be permitted to borrow up to $49.4 million under the Danish Ship Finance Term Loan Facility.  The Danish Ship Finance Term Loan Facility will be for a five-year term.  Borrowings will bear interest at a rate equal to a margin of 225 basis points plus LIBOR.

On July 22, 2014 we executed a financing facility to fund the acquisition of three VLCCs from HHI through a secured term loan facility (the “Term Loan Facility”) between and among ABN AMRO Bank N.V. Oslo Branch, DVB Bank London Branch and Nordea Bank Norge ASA or any of their affiliates, each as lenders, three special purpose companies (each, a direct wholly-owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor.  The Borrowers are permitted to borrow up to $141.0 million across three tranches under the Term Loan Facility.  The Term Loan Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date of the Term Loan Facility shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings for each tranche will bear interest at a rate equal to a margin of 260 basis points plus LIBOR.

Ship Purchase Agreement

On May 7, 2014, we announced that we reached an agreement (the “Ship Purchase Agreement”) to acquire a VLCC built in 2004 from DS-Rendite-Fonds Nr. 127 VLCC Younara Glory GmbH & Co. Tankschiff KG for $49.0 million.  This VLCC was delivered on May 28, 2014, and was named the DHT Condor.  We financed the acquisition with cash at hand.

Corporate Information

Our principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this prospectus supplement.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Republic of the Marshall Islands or the Hong Kong Special Administrative Region of the People’s Republic of China.

The Offering

Issuer	DHT Holdings, Inc., a Marshall Islands corporation.
Common Stock Offered in this Offering	23,076,924 shares.
Common Stock to be Outstanding after this Offering	92,510,086 shares.
Use of Proceeds
We estimate that the net proceeds from this offering, after deducting the placement agent fees and estimated expenses relating to this offering payable by us, will be approximately $144.7 million.  We plan to use the net proceeds from this offering, together with the net proceeds from the Concurrent Private Placement and cash on hand, to fund the Samco Acquisition, the expansion of our fleet, our pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

Listing	Shares of our common stock are listed on the New York Stock Exchange under the symbol “DHT”.
Tax Considerations	You are urged to consult your own tax advisor regarding the specific tax consequences to you resulting from your acquisition, ownership and disposition of our common stock. See “Tax Considerations.”
Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC.
Fees and Expenses
We will pay certain fees and expenses of the placement agents.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the purchase of our common stock.

Risk Factors
Investing in our common stock involves a high degree of risk.  You should carefully consider the risks described under “Risk Factors” beginning on page S-9 of this prospectus supplement, page 5 of the accompanying prospectus and “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our 2013 Form 20-F for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we indicate otherwise, all information in this prospectus supplement is based on 69,433,162 shares of our common stock outstanding as of September 8, 2014.

Risk Factors

An investment in shares of our common stock involves a high degree of risk.  You should carefully consider the risk factors below, those appearing under the heading “Risk Factors” in our 2013 Form 20-F, incorporated herein by reference, as well as the other information contained in this prospectus supplement, the accompanying prospectus and the other documents incorporated herein by reference, before making an investment in our common stock.  Some of the risks relate principally to us and our business and the industry in which we operate.  Other risks relate principally to the securities market and ownership of our shares.  If any of the circumstances or events described below, in the 2013 Form 20-F, or elsewhere in this prospectus supplement actually arise or occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected.  In such a case, the market prices of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2013 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our business.

Risks Related to Our Industry

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2013 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our industry.

Risks Related to Our Capital Stock

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2013 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our capital stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under the heading “Plan of Distribution,” we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.  Concurrently with this offering, in the Concurrent Private Placement, we expect to place up to $150.0 million aggregate principal amount of our 4.5% Convertible Senior Notes due 2019, which, based on the expected initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of notes, would be convertible into a maximum aggregate of 18,461,539 shares of our common stock. The issuance of additional shares of our common stock in connection with conversions of the Convertible Senior Notes to be sold concurrently herewith, or other issuances of our common stock or convertible securities, including options and warrants, or otherwise, will dilute the ownership interest of our common stockholders.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or any hedging or arbitrage trading activity that may develop involving our common stock as a result of the concurrent private placement of Convertible Senior Notes, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.  We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Risks Related to Taxation

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets are “passive assets” or assets that produce or are held for the production of “passive income”.  “Passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income”.

We believe it is more likely than not that the gross income we derive or are deemed to derive from our time chartering activities is properly treated as services income, rather than rental income.  Assuming this is correct, our income from our time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, based on our actual and projected income, assets and activities, we believe that it is more likely than not that we are not currently a PFIC and will not become a PFIC in the foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and U.S. Internal Revenue Service (the “IRS”) pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes.  Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) income derived from certain time chartering activities should be treated as rental income rather than services income.  However, the IRS has stated that it disagrees with the holding of this Fifth Circuit case, and that income derived from time chartering activities should be treated as services income.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we will be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences.  In particular, U.S. stockholders who are individuals would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In addition, under the PFIC rules, unless U.S. stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of such stock.  The maximum 20% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  We do not currently earn a significant amount of U.S. source gross transportation income; however, there can be no assurance that we will not earn a significant amount of such income in the future.

Based on our review of the applicable Commission documents, we believe that we currently qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes with respect to our 2014 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future, and there is a significant risk that those factual circumstances could arise in 2015 or future years.  For instance, we would likely not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during a taxable year.  In this regard, there is a significant possibility that such holders will own 50% or more of the outstanding shares of our common stock following this offering, conversions of the Convertible Senior Notes into additional shares of our common stock or future financing transactions, in which case we would likely not qualify in future tax years.

If we are not entitled to this exemption for a taxable year, we would be subject in that year to a 4% U.S. federal income tax on our U.S. source gross transportation income.  This could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations and would subject dividends paid by us to Norwegian withholding taxes.

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway.  Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and generally at our principal place of business.  However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.  In addition, if we are unsuccessful in our defense against such a contention, dividends paid to you would be subject to Norwegian withholding taxes.

The enactment of proposed legislation could affect whether dividends paid by us constitute “qualified dividend income” eligible for the preferential rates.

Legislation has been proposed in the U.S. Senate that would deny the preferential rates of U.S. federal income tax currently imposed on “qualified dividend income” with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rates of U.S. federal income tax discussed in “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of ‘U.S. Holders’—Distributions on our Common Stock” may no longer be applicable to dividends received from us. As of the date of this prospectus supplement, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Risks Related to the Samco Acquisition

The Samco Acquisition is subject to significant uncertainties and risks and may not be completed within the expected timeframe, if at all, and the pendency of the Samco Acquisition could adversely affect our business, financial conditions, results of operations and cash flows.

Completion of the Samco Acquisition is subject to the satisfaction (or waiver) of a number of conditions, many of which are beyond our control and may prevent, delay or otherwise negatively affect the completion of the Samco Acquisition.  We cannot predict when these conditions will be satisfied, if at all.  We will not consummate the Samco Acquisition until all required approvals have been obtained. In addition, the closing of the Samco Acquisition is contingent on our ability to obtain the financing.

Further, we or the Sellers could unilaterally terminate the Share Purchase Agreement without the other party’s agreement and without completing the Samco Acquisition if:

●
there has been a breach of the Share Purchase Agreement by the other party of any of its warranties, agreements or covenants under the Share Purchase Agreement, where such breach would constitute a failure of a condition to closing and is not reasonably capable of being cured or is not cured by the breaching party within 30 days after receiving written notice of such breach; or

●	the Samco Acquisition is not completed by September 23, 2014.

We and the Sellers can also mutually agree to terminate the Share Purchase Agreement without completing the Samco Acquisition.  Failure to complete the Samco Acquisition would, and any delay in completing the Samco Acquisition could, prevent us from realizing the anticipated benefits from the Samco Acquisition.  Additionally, if we fail to close the Samco Acquisition and are otherwise in breach of our obligations, we could be liable for damages.

Failure to successfully and efficiently integrate Samco’s business into our own may adversely affect our business, operations and financial condition.

The process of integrating the operations of Samco may require a significant amount of resources and management attention.  Our future operations and cash flows will depend to a significant degree upon our ability to operate Samco efficiently and achieve the strategic operating objectives for our business.  Our management team may encounter unforeseen difficulties in managing the integration.  If we fail to successfully integrate the operations of Samco, encounter unanticipated costs in the integration of the two businesses or fail to utilize Samco’s assets to their full capacity, we may not realize the benefits we expect from the Samco Acquisition, and our business, financial condition and results of operations will be adversely affected. In addition, any substantial diversion of management attention or difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

Samco may have liabilities that are not known to us, and the Samco Acquisition may result in unexpected consequences to our business and results of operations.

Although Samco’s business will generally be subject to risks similar to those to which we are subject in our existing operations, we may not have discovered all risks and liabilities applicable to Samco’s business during the due diligence process, and such risks and liabilities may not be discovered prior to the closing of the Samco Acquisition.  For example, as we integrate Samco, we may learn additional information about Samco that adversely affects us, such as unknown or contingent liabilities and issues relating to compliance with applicable laws. These risks and liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.  In addition, Samco may lose the benefit of certain tax incentives as a result of our acquisition of them, which could result in additional tax liability which we would bear.

We may not be able to enforce claims we have against the Sellers, and we are exposed to the credit risk of the Sellers.

In connection with the Samco Acquisition, the Sellers have agreed to compensate us, subject to certain limitations, for certain liabilities.  Nonetheless, third parties could seek to hold us responsible for any of the liabilities the Sellers have agreed to retain, and there can be no assurance that we will be able to enforce any claims we may have against the Sellers.  Moreover, even if we ultimately succeed in recovering any amounts for which we are held liable from the Sellers, we may be required to temporarily bear these losses ourselves.  In addition, our ability to enforce any claims against the Sellers is dependent on the creditworthiness of the Sellers at the time we seek to enforce our claims, and there can be no assurances regarding the financial condition of the Sellers in the future.  Any claims we may have against the Sellers will be subject to significant limitations.

Our historical and unaudited pro forma combined financial information may not be representative of our results as a combined company.

The historical financial information and the unaudited pro forma condensed combined financial information incorporated by reference in this prospectus supplement are constructed from the separate financial statements of DHT and Samco for periods prior to the consummation of the Samco Acquisition.  In addition, the unaudited pro forma condensed combined financial information incorporated by reference in this prospectus supplement is based in part on certain assumptions regarding the Samco Acquisition.  We cannot assure you that our assumptions will prove to be accurate over time.  Accordingly, the historical and unaudited pro forma condensed combined financial information incorporated by reference in this prospectus supplement is presented for illustrative purposes only and may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future.  The challenge of integrating previously independent businesses makes evaluating our combined business and our future financial prospects as a combined company difficult.  Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus supplement contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us.  When used in this document, words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “will”, “may”, “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the Commission, other information sent to our security holders and other written materials.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.  The reasons for this include the risks, uncertainties and factors described under “Risk Factors” on page S-9 of this prospectus supplement, page 5 of the accompanying prospectus as well as those appearing under the heading “Item 3. Key Information—D. Risk Factors” in our 2013 Form 20-F.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement and are not intended to give any assurance as to future results. Factors that might cause results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of charter hire and freight revenue that we may receive from operating our vessels;

●	statements about future, pending or recent acquisitions (including the Samco Acquisition), business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	our and our subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of new building orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	our expectations regarding the size and terms of the Concurrent Private Placement, which may not occur;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting the placement agent fees and estimated expenses relating to this offering payable by us, will be approximately $144.7 million.  This amount is based on an assumed public offering price of $6.50.  We plan to use the net proceeds from this offering, together with the net proceeds from the Concurrent Private Placement and cash on hand, to fund the Samco Acquisition, expansion of our fleet, our pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

Capitalization

The following table sets forth our capitalization on June 30, 2014, on:

•	an actual basis;

•	an as adjusted basis to give effect to the following offering adjustments:

(i)
the issuance and sale of 23,076,924 shares of our common stock in this offering at the offering price of $6.50 per share, after deducting the estimated offering expenses of $0.8 million and placement agents’ fees, resulting in net proceeds to us of approximately $144.7 million; and

(ii)
the Concurrent Private Placement of $150.0 million aggregate principal amount 4.5% Convertible Senior Notes due 2019, after deducting the estimated offering expenses of $0.8 million and placement agents’ fees, resulting in net proceeds to us of approximately $144.7 million; and

•	an as further adjusted basis to give effect to the following adjustments related to the Samco Acquisition:

(i)	the use of $317,005,000 of proceeds from this offering and the Concurrent Private Placement, together with cash on hand, to fund the Samco Acquisition; and

(ii)	$318,666,000 of indebtedness under the Existing Samco Loan Agreements.

See “Use of Proceeds”.  Other than these adjustments, there have been no material changes in our capitalization between June 30, 2014 and the date of this prospectus supplement.

This table should be read in conjunction with the First Half 2014 Financial Statements included in Exhibit 99.2 to the September 2014 6-K and incorporated herein by reference, and our consolidated audited financial statements and the notes thereto in our 2013 Form 20-F and incorporated herein by reference.  See “Where You Can Find Additional Information”.

Dollars in thousands	Actual	As Adjusted for this Offering	As Further Adjusted for the Concurrent Private Placement	As Further Adjusted for the Samco Acquisition
Cash and cash equivalents	$146.2	290.9	435.7	118.7
Existing DHT debt(1)	202.6	202.6	202.6	202.6
Existing Samco Loan Agreements	—	—	—	318.7
Convertible Senior Notes due 2019, net of discount	—	—	123.0	123.0
Total long term liabilities	202.6	202.6	325.6	644.3
Common stock, par value $0.01 per share; 150,000,000 shares authorized and 69,433,162 shares issued and outstanding at June 30, 2014 on an actual basis; and 150,000,000 shares authorized and 92,510,086 shares issued and outstanding on an as adjusted and on an as further adjusted basis	0.7	0.9	0.9	0.9
Additional paid-in capital	707.4	851.8	873.6	873.6
Retained earnings/(deficit)	(222.0)	(222.0)	(222.0)	(222.0)
Reserves	2.6	2.6	2.6	2.6
Total stockholders’ equity	488.7	633.4	655.2	655.2
Total capitalization	691.3	836.0	980.8	1,299.5

(1)	Does not reflect the payment of $38.5 million in predelivery installments under the HHI newbuilding contracts in July and August 2014.
(2)	All of our existing indebtedness is secured and guaranteed.

Market Price and Dividends on Common Stock

Market Information

Our common stock is listed for trading on the New York Stock Exchange (the "NYSE") and is traded under the symbol “DHT”.  As of September 8, 2014, there were 69,433,162 shares of our common stock outstanding.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the NYSE composite transaction tape, and quarterly dividend paid per share of our common stock.  The last reported sale price of our common stock on the NYSE on September 9, 2014 was $6.39 per share.

In July 2012, we effected a 12-for-1 reverse stock split whereby each 12 shares of our common stock issued and outstanding as of close of trading on July 16, 2012, automatically and without any action on the part of the respective holders, was converted into one share of common stock (the “Reverse Stock Split”).  The Reverse Stock Split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the Reverse Stock Split.  The following historical dividend information has been adjusted to account for the Reverse Stock Split.

	Price Range		Dividend per Share
	High	Low
Year ended December 31, 2012
First Quarter	18.36	8.79	0.24
Second Quarter	12.00	7.20	0.24
Third Quarter	8.46	5.36	0.02
Fourth Quarter	6.31	3.54	0.02
Year ending December 31, 2013
First Quarter	4.90	4.01	0.02
Second Quarter	5.07	4.05	0.02
Third Quarter	4.79	3.99	0.02
Fourth Quarter	6.95	4.36	0.02
Year ending December 31, 2014
First Quarter	8.57	6.60	0.02
Second Quarter	8.12	6.73	0.02(3)
Third Quarter (1)	7.44	6.21	—

	Price Range
	High	Low
Year ended:
December 31, 2009	84.60	40.20
December 31, 2010	58.68	39.60
December 31, 2011	62.28	7.92
December 31, 2012	18.36	3.54
December 31, 2013	6.95	3.99

Month ended:
March 31, 2014	8.36	7.48
April 30, 2014	8.12	7.06
May 31, 2014	8.00	7.17
June 30, 2014	7.40	6.73

	Price Range
	High	Low
July 31, 2014	7.32	6.50
August 31, 2014	7.44	6.34
September 30, 2014 (2)	6.99	6.21

_______________________
(1)	For the period commencing July 1, 2014 through September 9, 2014.
(2)	For the period commencing September 1, 2014 through September 9, 2014.
(3)	Dividend declared. To be paid on September 17, 2014.

Dividend Policy

The following historical dividend information has been adjusted to account for the Reverse Stock Split.  In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividends paid related to the four quarters of 2008 amounted to $3.00, $3.00, $3.60 and $3.60 per share, respectively. The dividend paid related to the first quarter of 2009 was $3.00 per share. For the last three quarters related to 2009, we did not pay any dividend.  For each of the four quarters related to 2010, we paid a dividend of $1.20 per share.  The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per share, respectively.  The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per share, respectively.  The dividends paid related to the first quarter of 2014 amounted to $0.02 per share and we have declared a dividend of $0.02 per share for the second quarter of 2014, to be paid on September 17, 2014.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and other factors.

Description of Capital Stock

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that are currently in effect.  We refer you to our amended and restated articles of incorporation, a copy of which has been filed as Exhibit 3.1 to a Report on Form 6-K dated January 21, 2014, and our amended and restated bylaws, a copy of which has been filed as Exhibit 3.1 to a Report on Form 6-K dated February 22, 2013, each of which is incorporated by reference into our 2013 Form 20-F.

Purpose

Our purpose, as stated in Article II of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands (the “BCA”). Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.  As of the date of this prospectus supplement, we have outstanding 69,433,162 shares of common stock and no shares of preferred stock, and neither we nor our subsidiaries hold any shares of common stock or preferred stock in treasury.

Description of Common Stock

A description of our common stock can be found in “Item 10.B. Memorandum and Articles of Incorporation” included in our 2013 Form 20-F, incorporated by reference in this prospectus supplement.

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine the terms of and rights attaching to such preferred stock, including with respect to, among other things, dividends, conversion, voting, redemption, liquidation, designation and the number of shares constituting any such series. The issuance of shares of preferred stock may have the effect of discouraging, delaying or preventing a change of control of us or the removal of our management. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of our common stock.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Issuance of Capital Stock

Under the terms of our amended and restated articles of incorporation and the laws of the Republic of the Marshall Islands, our board of directors has authority, without any further vote or action by our stockholders, to issue any remaining authorized shares of blank check preferred stock and any remaining authorized shares of our common stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

In the case of a special general meeting called for the purpose of electing directors, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to stockholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.

A director may be removed only for cause by the stockholders, provided notice is given to the director of the stockholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

 Limited Actions By Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company LLC.

Listing

Our common stock is listed on the NYSE under the symbol “DHT”.

Description of Certain Indebtedness

DHT Credit Facilities

As of September 8, 2014, we, together with our subsidiaries, had four outstanding credit facilities, with total bank borrowings of $203,384,000 (including $113,275,000 outstanding with a final maturity date of July 17, 2017, $18,359,000 outstanding with a final maturity date of March 1, 2016, $24,750,000 outstanding with a final maturity date of May 27, 2016, and $47,000,000 outstanding with a final maturity date of March 31, 2019).  For more detail on our credit facilities, please see the section entitled “Secured Credit Facilities” in our 2013 Form 20-F.

Existing Samco Loan Agreements

In connection with the Samco Acquisition, we expect to acquire certain subsidiaries of Samco that are borrowers under the Existing Samco Loan Agreements.  As of June 30, 2014, the Existing Samco Loan Agreements included outstanding indebtedness in an aggregate amount of $322,418,000, including:

●	$25,542,000 outstanding with a final maturity date of May 11, 2015 under the loan agreement between Samco Delta Ltd. and Nordea Bank Finland plc dated November 29, 2006, as supplemented on December 16, 2008 (the “2006 Nordea Loan Agreement”);
●
$42,669,000 outstanding with a final maturity date of December 22, 2016 under the loan agreement between Samco Gamma Ltd. and Calyon SA dated October 17, 2006, as supplemented on December 16, 2008 (the “Calyon Loan Agreement”);

●
$209,269,000 outstanding with a final maturity date of June 29, 2018 under the loan agreement among and between certain subsidiaries of Samco and Nordea Bank Finland plc and DnB Nor Bank ASA dated April 15, 2011 (the “2011 Nordea Loan Agreement”); and

●
$44,938,000 outstanding with a final maturity date of November 16, 2021 under the loan agreement between and among Samco Epsilon Ltd. and ING Bank N.V. dated November 5, 2012 (the “ING Loan Agreement”).

We refer to the 2006 Nordea Loan Agreement, the Calyon Loan Agreement, the 2011 Nordea Loan Agreement and the ING Loan Agreement collectively as the “Existing Samco Loan Agreements.” As of August 31, 2014, the Existing Samco Loan Agreements included outstanding indebtedness in an aggregate amount of $319,579,000.  The Existing Samco Loan Agreements contain customary terms and conditions for loan agreements of their type, including financial covenants requiring the maintenance of certain financial ratios, and other customary covenants including restrictions on the borrower’s ability to incur additional indebtedness, create liens and undergo a change in control.  The Existing Samco Loan Agreements are each secured by a first priority mortgage on certain Samco’s vessels financed with such indebtedness.  We have obtained all necessary change of control consents in respect of the Existing Samco Loan Agreements, subject to final documentation.  In addition, we have entered into a firm commitment with Nordea Bank Norge ASA and DNB Bank ASA for the refinancing of the Existing Samco Loan Agreements as well as financing of the DHT Condor in an amount up to $345,000,000. The financing commitment has a margin above LIBOR of 2.5%, a term of five years and annual amortization of approximately $23.5 million assuming all eight ships are included. The financing is subject to final documentation and will be guaranteed by DHT Holdings, Inc. and includes financial covenants consistent with our current credit agreements. For more information on the Existing Samco Loan Agreements, please see the September 2014 6-K.

Proposed Convertible Senior Notes

                Substantially concurrent with this offering, we are pursuing the Concurrent Private Placement of up to $150.0 million aggregate principal amount of 4.5% Convertible Senior Notes due 2019 to a group of institutional accredited investors.  The Convertible Senior Notes will be our senior unsecured obligations and will rank pari passu with all of our other senior unsecured debt and senior to all of our present and future subordinated debt. The Convertible Senior Notes will be structurally subordinated to all present and future debt and other obligations of our subsidiaries, including trade payables. The Convertible Senior Notes are not guaranteed by any of our subsidiaries. In addition, the Convertible Senior Notes are effectively subordinated to all of our present and future secured debt to the extent of the collateral securing that debt. We will pay interest on the notes at a fixed rate per annum, payable semi-annually in arrears.

The Convertible Senior Notes will be convertible into our common stock at any time after their placement until one business day prior to their maturity.  The initial conversion rate for the Convertible Senior Notes will be 123.0769 shares of common stock per $1,000 aggregate principal amount of notes and will be subject to customary anti-dilution adjustments.  At the initial conversion rate, the Convertible Senior Notes would be convertible into an aggregate of 18,461,539 shares of our common stock.  In the event of a fundamental change, as defined in the indenture under which the Convertible Senior Notes are issued (the “Indenture”), holders will have the option to require us to repurchase for cash all or any part of such holder’s Convertible Senior Notes.

We will have the right to redeem the Convertible Senior Notes, in whole or in part, in cash, provided that the closing sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending the trading day immediately prior to the date of the redemption notice exceeds 130% of the applicable conversion price for the Convertible Senior Notes on each applicable trading day. We may, from time to time, repurchase the Convertible Senior Notes in open market purchases or negotiated transactions without prior notice to holders.  We do not intend to list the Convertible Senior Notes on any securities exchange or automated dealer quotation system.  Holders may surrender Convertible Senior Notes at any time prior to the close of business on the business day immediately preceding the maturity date of the Convertible Senior Notes.

If a holder elects to convert his notes at any time from, and including, the effective date of a make whole adjustment event (as defined in the Indenture), the conversion rate will be increased by an additional number of shares of common stock as set forth in the Indenture.

Completion of this offering is not contingent upon completion of the Concurrent Private Placement.  This prospectus supplement is not an offer to sell or a solicitation of an offer to buy the securities privately placed in the Concurrent Private Placement.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 8, 2014, by:

●	each person who is known by us to beneficially own 5% or more of any class of our outstanding shares of common stock;

●	each member of our board of directors who beneficially owns any class of shares of our common stock;

●	each of our executive officers; and

●	all members of our board of directors and our executive officers as a group.

                Beneficial ownership is determined in accordance with the Commission rules and includes voting or investment power with respect to the securities. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

Unless otherwise indicated, the address for all beneficial owners is c/o DHT Holdings, Inc., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  At the close of business on September 8, 2014, there were 69,433,162 shares of common stock outstanding.

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock	Percentage of Shares of Common Stock (1)
Anchorage Capital Group, L.L.C. (2)	5,182,558	7.5%
Canyon Capital Advisors LLC (3)	4,961,200	7.1%
Claren Road Credit Master Fund, Ltd. (4)	4,582,700	6.6%
Tufton Oceanic (Isle of Man) Limited (5)	4,510,300	6.5%
Mr. Stephen Feinberg (6)	3,918,200	5.6%
Solus Alternative Asset Management LP (7)	3,607,400	5.2%
Directors
Erik A. Lind (8)	64,360	*
Rolf A. Wikborg (9)	59,707	*
Einar Michael Steimler (9)	60,982	*
Robert Cowen (9)	75,756	*
Executive Officers
Svein Moxnes Harfjeld (10)	513,030	*
Trygve P. Munthe (10)	525,961	*
Eirik Ubøe (11)	127,355	*
Svenn Magne Edvardsen (12)	196,061	*

Directors and executive officers as a group (eight persons) (13)	1,623,212	2.3%

*	Less than 1%

(1)	Based Based on 69,433,162 shares of common stock issued and outstanding on September 8, 2014.

(2)
Based upon a Schedule 13D/A filed with the Commission on January 24, 2014 by Anchorage Capital Group L.L.C. (“Anchorage”) on behalf of itself and certain reporting persons and upon information provided to us by Anchorage.  The address for Anchorage is Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.  Anchorage Advisors Management, L.L.C. (“Anchorage Management”) is the sole managing member of Anchorage.  Anthony L. Davis is the President of Anchorage and a managing member of Anchorage Management; Kevin M. Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Management; and Anchorage holds investment power and voting power with respect to the shares held by the Anchorage Illiquid Opportunities Offshore Master Fund III, L.P., an affiliate of Anchorage.

(3)
Based upon a Schedule 13G filed with the Commission on February 11, 2014 by Canyon Capital Advisors LLC on behalf of itself and certain reporting persons and information provided to us by Canyon Capital Advisors LLC.  Canyon is the investment advisor to Canyon Value Realization Fund, L.P., which owned 1,016,160 shares of our common stock issued and outstanding as of September 8, 2014, Canyon Value Realization Master Fund, L.P., which owned 1,533,573 shares of our common stock issued and outstanding as of September 8, 2014, Canyon Balanced Master Fund, Ltd., which owned 808,540 shares of our common stock issued and outstanding as of September 8, 2014, Canyon—GRF Master Fund II, L.P., which owned 318,157 shares of our common stock issued and outstanding as of September 8, 2014, Canyon Distressed Opportunity Master Fund, L.P., which owned 182,257 shares of our common stock issued and outstanding as of September 8, 2014, Canyon—TCDRS Fund, LLC, which owned 151,050 shares of our common stock issued and outstanding as of September 8, 2014, Canyon Value Realization MAC 18 Ltd., which owned 52,237 shares of our common stock issued and outstanding as of September 8, 2014, Permal Canyon Fund, Ltd., which owned 72,433 shares of our common stock issued and outstanding as of September 8, 2014, AAI Canyon Fund PLC, which owned 85,924 shares of our common stock issued and outstanding as of September 8, 2014, Permal Canyon IO Ltd., which owned 147,769 shares of our common stock issued and outstanding as of September 8, 2014, Citi Canyon Ltd., which owned 21,205 shares of our common stock issued and outstanding as of September 8, 2014, Lyxor/Canyon Value Realization Fund Limited, which owned 67,965 shares of our common stock issued and outstanding as of September 8, 2014 and Lyxor/Canyon Credit Strategy Fund Limited, which owned 7,600 shares of our common stock issued and outstanding as of September 8, 2014.   Joshua S. Friedman, the Co-Chairman and Co-Chief Executive Officer of Canyon, Mitchell R. Julius, the Co-Chairman and Co-Chief Executive Officer of Canyon, John P. Plaga, a Partner and the Chief Financial Officer of Canyon, and Jonathan M. Kaplan, the General Counsel of Canyon, each holds voting power and investment power with respect to the shares owned by each of the Canyon funds listed above. The address for Canyon is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067, United States.

(4)
Based upon a Schedule 13G filed with the Commission on December 18, 2013 by Claren Road Credit Master Fund, Ltd. (the “Claren Road Fund”) and Claren Road Asset Management, LLC (“Claren Road”) and information provided to us by Claren Road.  Claren Road, a registered investment adviser, serves as investment manager for the Claren Road Fund.  Brian Riano, Sean Fahey and John Eckerson are responsible for the day-to-day management and control of Claren Road and direct the investment making authority of Claren Road Fund.  Messrs. Riano, Fahey and Eckerson hold both voting power and investment power with respect to the shares owned by the Claren Road Fund.  The address of Claren Road is 900 Third Avenue, Floor 29, New York, NY 10022, United States, Attention: Legal Department.

(5)
Based upon a Schedule 13G filed with the Commission on December 5, 2013 by Tufton Oceanic (Isle of Man) Limited on behalf of itself and certain reporting persons and information provided to us by Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P. and their respective affiliates.  Tufton Oceanic (Isle of Man) Limited is an affiliate of Oceanic Hedge Fund, which owned 1,139,327 shares of our common stock issued and outstanding as of September 8, 2014, and Oceanic Opportunities Master Fund, L.P., which owned 3,370,973 shares of our common stock issued and outstanding as of September 8, 2014.  The address for Tufton Oceanic (Isle of Man) Limited is St. George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE. No natural person holds voting power or investment power over Oceanic Hedge Fund or Oceanic Opportunities Master Fund, L.P.

(6)
Based upon a Schedule 13G filed with the Commission on May 7, 2014 by Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.  As of May 7, 2014, Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P. and Cerberus Partners II, L.P., a Delaware limited partnership, held 2,916,642, 711,726 and 289,832 shares of our common stock, respectively. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of our common stock beneficially owned by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P. and Cerberus Partners II, L.P. Mr. Feinberg may be deemed to beneficially own 3,918,200 shares of our common stock.  The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, NY 10022.

(7)
Based upon information provided to us by Solus Alternative Asset Management LP (“Solus”).  Solus GP LLC is the general partner of Solus and Christopher Pucillo is the managing member of Solus GP LLC. Mr. Pucillo and Solus GP LLC are responsible for the day-to-day management and control of Solus and direct the investment making authority of Solus.  Mr. Pucillo and Solus GP LLC hold voting power and investment power with respect to the shares held by Solus.  The address for Solus is 410 Park Avenue, 11th Floor, New York, NY 10022.

(8)	Includes 38,612 shares of restricted stock subject to vesting conditions.

(9)	Includes 38,264 shares of restricted stock subject to vesting conditions.

(10)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 289,579 shares of restricted stock subject to vesting conditions.

(11)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018, 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 and 965 options with an exercise price of $144.00 per share and expiring on October 18, 2015. Includes 80,972 shares of restricted stock subject to vesting conditions.

(12)
Does not include 25,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 25,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 102,362 shares of restricted stock subject to vesting conditions.

(13)	Includes 915,893 shares of restricted stock subject to vesting conditions.

Tax Considerations

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock.

U.S. Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a beneficial owner of shares of our common stock.

This discussion is based on the Code, the Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.  We have not, and will not seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below.  The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of our common stock may vary depending on such beneficial owner’s particular situation or status.  This discussion is limited to beneficial owners of our common stock that purchase our common stock in this offering and hold our common stock as capital assets.  This discussion does not purport to deal with the tax consequences of owning or disposing of our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. expatriates, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.  In addition, this discussion does not address any U.S. state or local tax matters, any non-U.S. tax matters, or any U.S. federal taxes other than income taxes (such as estate and gift taxes).

Taxation of Our Operating Income

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. Taxation of Our Shipping Income

For purposes of the following discussion, “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture we directly or indirectly own or participate in that generates such income, or from the performance of services directly related to those uses.

“U.S. source gross transportation income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. Except as discussed below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions. Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.  We do not currently earn a significant amount of U.S. source gross transportation income; however, there can be no assurance that we will not earn a significant amount of such income in the future.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either:

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test”, or

(B)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, referred to as the “Publicly-Traded Test”.

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly-Traded Test is met. As of the date hereof, our common stock is the only class of our stock that is outstanding.  Because our common stock is traded on the NYSE and is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock relied upon to meet the “regularly traded test” described below (in our case, our common stock) that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our stock to be “regularly traded” on an established securities market. Our common stock is listed on the NYSE and, as of the date hereof, is the only class of our outstanding stock traded on an established securities market. Our stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly-Traded Test if:

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the “trading threshold test”;

(ii)
our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, referred to as the “trading frequency test”; and

(iii)
the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), referred to as the “trading volume test”.

We believe we satisfy the trading threshold test. We also believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such stock. Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such stock, referred to as the “5 Percent Override Rule”.

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”) we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Based on our review of the applicable Commission documents, we believe that the 5 Percent Override Rule has not been triggered with respect to our common stock and that we currently qualify for the tax exemption under Section 883 of the Code and we will take this position for U.S. federal income tax return reporting purposes with respect to our 2014 taxable year. However, the 5 Percent Override Rule might be triggered as a result of factual circumstances beyond our control.  In this regard, there is a significant possibility that 5% Stockholders will own 50% or more of the outstanding shares of our common stock following this offering, conversions of the Convertible Senior Notes into additional shares of our common stock or future financing transactions.

If the 5 Percent Override Rule is triggered with respect to our common stock, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the vote and value of our common stock for more than half the number of days during the taxable year.

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly-Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity and certain other aspects of our stockholders which generally would require that we receive certain statements from certain of our direct and indirect stockholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

If at any time in the future, including in 2014, we fail to qualify for the exemption under Section 883 of the Code, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at rates of up to 35%. In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business. Such income would be “effectively connected” only if:

●	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

●
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we do not have, and we do not intend to have or permit circumstances that would result in our having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

Income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to a U.S. federal corporate income tax on net income at rates of up to 35% (and the branch profits tax described above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  We  expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder”. For this purpose, a “U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

●
is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. trust;

●	owns our common stock as a capital asset; and

●	except as specifically discussed below, owns actually and constructively less than 10% of our common stock by vote and value.

If an entity or arrangement  that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the tax treatment of the partnership and certain determinations made at the partner level. A partner in a partnership holding  our common stock is urged to consult its own tax advisor.

Distributions on our Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P”). Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock (determined separately for each share) on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) our common stock is readily tradable on an established securities market in the United States (such as the NYSE) which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate. Although the term “comprehensive income tax system” was not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, Exchange or Other Disposition of our Common Stock

Provided that we are not a PFIC for any taxable year and except as provided below under “Consequences of Possible CFC Classification”, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for a maximum 20% preferential tax rate. A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

Consequences of Possible CFC Classification

If 10% U.S. Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (“CFC”).

10% US Shareholders of a CFC (“CFC Shareholders”) are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. In addition, CFC Shareholders are subject to certain U.S. federal income tax reporting requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been CFC Shareholder may recognize ordinary (rather than capital gain) income on the disposition of shares of the CFC. If an entity or arrangement that is treated as a U.S. partnership for U.S. federal income tax purposes is a CFC Shareholder, the foregoing tax consequences generally will apply to a U.S. holder that is a direct or indirect partner in such a U.S. partnership. Potential 10% U.S. Shareholders, and persons that, for U.S. federal income tax purposes are treated as partners therein, should consider the potential implications of being treated as CFC Shareholder in the event we become CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become CFC in the future.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either

●
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that the gross income we derive, or are deemed to derive, from our time chartering activities is properly treated as services income rather than rental income. Assuming this is correct, our income from time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets. Consequently, based upon our actual and projected income, assets and activities, we believe it is more likely than not that we are not currently a PFIC and will not become a PFIC in foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and IRS pronouncements concerning the characterization of income derived from time chartering activities as services income for other tax purposes.  Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of this Fifth Circuit case, and that income from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we are a PFIC for the 2014 taxable year or any subsequent taxable during which a U.S. Holder owns our common stock, such U.S. Holder will thereafter be required to file IRS Form 8621 with his or her U.S. Federal income tax return to report his or her ownership of our common stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

In addition, as discussed more fully below, if we were treated as a PFIC for the 2014 taxable year or any subsequent taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund”, which election is referred to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock as discussed below.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for the 2014 taxable year or any subsequent taxable year and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P. Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above. Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election.

A QEF election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for the 2014 taxable year or any subsequent taxable year and our common stock is treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return. We believe our common stock will be treated as “marketable stock” for this purpose.

If the mark-to-market election is made with respect to a U.S. Holder’s common stock, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder in income.

 Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election

Finally, if we were treated as a PFIC for the 2014 taxable year or any subsequent taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

●
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a U.S. Holder who made a QEF election or mark-to market election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock and for which the holder did not make a QEF election or mark-to-market election.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Such a U.S. Holder’s net investment income will generally include such U.S. Holder’s gross dividend income and net gains from the disposition of our common stock, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Non-Corporate Holder is urged to consult the holder’s own tax advisor regarding the applicability of the Medicare tax to the holder’s ownership of our common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder”. For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Taxable Disposition of our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the common stock, including dividends and the gain from the sale, exchange or other disposition of such stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions).  Stock in a non-U.S. corporation, including our common stock, is a specified foreign asset for this purpose.  Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

Backup Withholding and Information Reporting

In general, dividend payments (or other taxable distributions) and proceeds from the disposition of our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder. Such distributions may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States. However, such information reporting requirements will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

Dilution

Our net book value as of June 30, 2014, was approximately $488.7 million, or approximately $7.04 per share of our common stock. As a result, investors in the offering will not experience immediate dilution as a result of the offering.

Plan of Distribution

We are offering the shares of our common stock through placement agents. Subject to the terms and conditions contained in the placement agency agreement dated September 10, 2014, the placement agents, for whom RS Platou Markets, Inc. is acting as lead manager and bookrunner, have severally agreed to use their best commercially practicable efforts to arrange for the sale of 23,076,924 shares of our common stock to certain institutional investors.

RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to and place shares of common stock with investors through RS Platou Markets, Inc., an affiliated U.S. broker-dealer.  The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The placement agents are not purchasing or selling any shares by this prospectus supplement or the accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of the shares.  The placement agency agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain customary legal opinions and certificates.

Certain investor funds will be deposited into an escrow account and held until released by us and RS Platou Markets, Inc. jointly on the date the shares of common stock are to be delivered to the investors.  All funds received will be held in a non-interest bearing account.

On the scheduled closing date, the following will occur:

●	we will receive funds in the amount of the aggregate purchase price for the shares we deliver, less the placement agents’ fees and any expenses payable by us at the closing of this offering; and

●	RS Platou Markets, Inc. will receive the placement agents’ fees in accordance with the terms of the placement agency agreement.

We will pay the placement agents a commission equal to 3.0% of the gross proceeds of the sale of shares of our common stock in the offering.  We may also reimburse the placement agents for certain fees and expenses incurred by them in connection with this offering.  In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8% of the gross proceeds of this offering.  The estimated offering expenses payable by us, including the placement agents’ fees of $4,500,000, are approximately $5,300,000, which includes legal (including approximately $5,000 for the placement agents’ counsel fees in connection with Financial Industry Regulatory Authority, Inc. (“FINRA”) matters), accounting and printing costs, reimbursement of other expenses of the placement agents and various other fees associated with registering and listing our common stock.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total offering fees, if any, are not presently determinable and may be substantially less than the amount set forth in the preceding sentence.  After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $144.7 million.

We and our directors and executive officers have agreed that, without the prior written consent of RS Platou Markets, Inc., on behalf of the placement agents, we and they will not, during the period ending 30 days after the date of this prospectus (the “restricted period”):

●
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

●	file any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of RS Platou Markets, Inc., on behalf of the placement agents, it will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

●	the sale of shares of our common stock in this offering;

●
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the placement agents have been advised in writing;

●
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

●
transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, (iii) to limited partners or stockholders of the transferor or distributor or (iv) to any investment fund or other entity controlled or managed by the transferor; provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period;

●
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made;

●	awards under our 2012 Incentive Compensation Plan, as amended; or

●	awards under our 2014 Incentive Compensation Plan.

The 30 day restricted period described in the immediately preceding paragraph will be extended if:

●	during the last 17 days of the 30 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

●	prior to the expiration of the 30 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 30 day period;

in which case the restrictions described in the immediately preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

From time to time, the placement agents and their respective affiliates have provided and continue to provide investment banking and other services to us.  RS Platou Markets AS and RS Platou Markets, Inc. are acting as our placement agents in the Concurrent Private Placement of our Convertible Senior Notes to institutional investors.  Additionally, RS Platou Markets AS and RS Platou Markets, Inc. acted as our placement agents in our November 2013 private placement of our equity to institutional investors (the “Private Placement”), and RS Platou Markets, Inc. acted as a joint lead manager and placement agent and RS Platou Markets AS acted as placement agent for our registered direct offering of our common stock, which closed on February 5, 2014.  Also, RS Platou ASA, an affiliate of RS Platou Markets AS and RS Platou Markets, Inc., purchased shares of our common stock and our formerly outstanding Series B Participating Preferred Stock in the Private Placement.

                We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement.

If you purchase shares of common stock offered in this prospectus supplement and accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover page of this prospectus supplement.

Delivery of the shares in this offering is expected on or about September 15, 2014.  The delivery of shares to each investor is not conditioned upon the purchase of shares by any other investors.  If one or more investors fails to fund the purchase price of their subscribed shares, as required by the applicable subscription agreement, we intend to proceed with delivery on September 15, 2014 of the aggregate number of shares for which the purchase price has been received.

Our common stock is listed on the New York Stock Exchange under the symbol “DHT”.

Under Marshall Islands law, our shareholders are not required to approve the issuance of the common stock.  An application for listing of the shares of common stock offered hereby will be filed promptly with the NYSE.  We expect that the NYSE will approve the listing of such common stock shares, subject to official notice of issuance to be provided by American Stock Transfer & Trust Company, LLC.  American Stock Transfer & Trust Company, LLC will provide such notice upon issuance of such common stock shares.  Though we expect the NYSE to approve the listing of such common stock shares, there can be no assurance that such approval will be obtained and, as a technical matter, such listing will not be effective until the NYSE receives official notice of issuance from American Stock Transfer & Trust Company, LLC.

Other Expenses of Issuance and Distribution

The following are the estimated additional expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us:

Commission registration fee	$16,100*
NYSE listing fee	90,000
Blue Sky fees and expenses	-
Printing and engraving costs	10,000
Legal fees and expenses	275,000
Accounting fees and expenses	292,500
Transfer Agent and Registrar fees and expenses	20,000
Miscellaneous costs	100,000

Total	$803,600

_____________________
*previously paid.

Legal Matters

The validity of our common stock offered hereby and certain other matters relating to Marshall Islands law will be passed upon by Reeder & Simpson P.C.  Cravath, Swaine & Moore LLP is acting as our legal counsel with respect to certain matters under U.S. law.  Certain legal matters will be passed upon for the placement agents by Fried, Frank, Harris, Shriver & Jacobson LLP.

Experts

The 2012 and 2013 consolidated financial statements and the retrospective adjustments to the 2011 disclosures incorporated by reference in this prospectus supplement from DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2013 and the effectiveness of DHT Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte AS, independent registered public accounting firm, as set forth in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the 2012 and 2013 consolidated financial statements, (2) expresses an unqualified opinion on the retrospective adjustments to the 2011 consolidated financial statements, and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte AS is Dronning Eufemias gate 14, 0191 Oslo, Norway.

The consolidated financial statements of DHT Holdings, Inc. for the year ended December 31, 2011 appearing in DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2013 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The address of Ernst & Young AS is Dronning Eufemias gate 6, Oslo, Norway.

The consolidated financial statements of Samco Shipholding Pte. Ltd (“the Company”) as of December 31, 2013 and 2012, and January 1, 2012, and for the years ended December 31, 2013 and 2012, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report dated September 9, 2014 contains an emphasis of matter paragraph which states “as further described in Note 22 to the consolidated financial statements, on 28 May 2014, the shareholders of the Company entered into an agreement summarized in a term sheet for the entire issued and allotted share capital of the Company to be acquired by DHT Holdings, Inc. (“DHT”), a company incorporated in Marshall Islands (the “Business Combination”). Consummation of the Business Combination is subject to certain conditions, including fund raising by DHT, regulatory approvals and third party consents. The accompanying consolidated financial statements of the Company do not include any adjustments that might result from consummation of the Business Combination.” The address of KPMG LLP is 16 Raffles Quay #22-00, Hong Leong Building, Singapore 048581.

Where You Can Find Additional Information

We have filed with the Commission a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of our common stock pursuant to this prospectus supplement. This prospectus supplement and the accompanying prospectus, filed as a part of the registration statement, do not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus supplement and the accompanying prospectus and DHT Holdings, Inc., reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

●
the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 3, 2014, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed; and

●	our Reports on Form 6-K filed with the Commission on March 13, 2014 and September 9, 2014.

All documents and reports that we file with the Commission (other than any portion of such filings that are furnished under applicable Commission rules rather than filed) under Sections 13 and 15(d) of the Exchange Act, from the date of this prospectus supplement until the termination of this offering under this prospectus supplement, shall be deemed to be incorporated in this prospectus supplement by reference.  We also incorporate by reference any future reports on Form 6-K we furnish to the Commission; provided, that such furnished reports on Form 6-K are identified as being incorporated by reference in this prospectus supplement.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Requests for such information should be made to us at the following address:

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
Phone: +1 (441) 299-4912
Fax: +1 (441) 298-7800
Email info@dhtankers.com

You should assume that the information appearing in this prospectus supplement and any accompanying prospectus, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

DHT Holdings, Inc.
$1,000,000,000
Through this prospectus, we may periodically offer:

•	our common stock;

•	our preferred stock;

•	our warrants; and

•	our rights.

We may from time to time offer and sell the securities directly or through agents, underwriters or broker-dealers at prices and on terms to be determined at the time of sale. These sales may be made on the New York Stock Exchange or other national security exchanges on which our common stock is then traded, in the over-the-counter market or in negotiated transactions. See the section entitled “Plan of Distribution” on page 8 of this prospectus. To the extent required, the names of any agent, underwriter or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement, which will accompany this prospectus. The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a prospectus supplement. A prospectus supplement may also add, update or change information contained in this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “DHT”.

Investing in our securities involves risk. Before buying any of our securities you should carefully read the section entitled “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. This prospectus is not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities Exchange Commission (the “Commission”), using a shelf registration process. Under the shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1.0 billion.  This prospectus provides you with a general description of the securities that may be offered by us. Each time we sell securities, we may provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular offerings.  This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein include important information about us and our securities and other information you should know before subscribing to any offering pursuant to this prospectus.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement, if any.  We are responsible only for the information contained in this prospectus or incorporated by reference into this prospectus or to which we have referred you.  We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may provide you.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, financial condition, results of operations and prospects may have changed since that date.  We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.  The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law.  We are not making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

This prospectus does not contain all the information provided in the registration statement we have filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described in the section entitled “Where You Can Find Additional Information” on page 30 of this prospectus.

PROSPECTUS SUMMARY

This prospectus summary highlights certain information about us.  Because it is a summary, it may not contain all of the information that you should consider before deciding whether or not you should purchase our securities.  You should carefully read this prospectus, any accompanying prospectus supplement, if any, and the documents incorporated herein and therein by reference for a more complete understanding of our business, this offering and the other transactions described in this prospectus supplement.  You should pay special attention to the sections entitled “Risk Factors” beginning on page 5 of this prospectus, and “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 3, 2014 (our “2013 Form 20-F”) and our consolidated audited financial statements and the notes thereto in our 2013 Form 20-F and incorporated herein by reference. Unless we specify otherwise, all references in this prospectus to “we”, “our”, “us”, “DHT” and “our company” refer to DHT Holdings, Inc. and its subsidiaries.  All references in this prospectus to “DHT Maritime” refer to DHT Maritime, Inc., one of our subsidiaries. The shipping industry’s functional currency is the U.S. dollar and our company’s functional currency is the U.S. Dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this prospectus to “$” and “dollars” refer to U.S. dollars.

Our Company

We operate a fleet of crude oil tankers.  As of March 3, 2014, our fleet consisted of ten double-hull crude oil tankers currently in operation, of which all are wholly-owned by the company.  The fleet in operation consists of six very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, two Suezmax tankers or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Six of the vessels are operating with spot market exposure, either directly, on index based time charters or in tanker pools. Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 2,380,270 dwt and an average age of approximately 11.0 years as of the date of this prospectus.

Also as of March 3, 2014, we have agreements for six newbuilding VLCCs to be constructed at Hyundai Heavy Industries Co. Ltd. (“HHI”), of which all will be wholly-owned by the company.  The newbuildings are expected to be delivered in April, July, two in September, October and November 2016. We estimate the newbuilding VLCCs will have a combined carrying capacity of approximately 1,800,000 dwt.  Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of four VLCCs for a total of $220.0 million and pre-delivery installments related to the six VLCC newbuildings ordered at HHI totaling $114.0 million. Our principal divestitures during the same period comprise the sale of two Aframax tankers and one VLCC tanker for a total of $38.3 million.

We operate out of Oslo, Norway, through our wholly-owned management company.  For more information on our company, please see our 2013 Form 20-F.

Our Fleet

The following table presents certain information regarding our vessels:

Vessel	Year Built	Yard	Dwt	Current Flag	Technical Manager
VLCC
DHT Ann	2001	HHI*	309,327	Marshall Islands	Goodwood****
DHT Chris	2001	HHI*	309,285	Marshall Islands	Goodwood****
DHT Phoenix	1999	Daewoo**	307,151	Marshall Islands	Goodwood****
DHT Eagle	2002	Samsung***	309,064	Marshall Islands	Goodwood****
DHT Falcon	2006	NACKS*****	298,971	Hong Kong	Goodwood****
DHT Hawk	2007	NACKS*****	298,293	Hong Kong	Goodwood****
Suezmax
DHT Target	2001	HHI*	164,626	Marshall Islands	Goodwood****
DHT Trader	2000	HHI*	152,923	Marshall Islands	Goodwood****
Aframax
DHT Cathy	2004	HHI*	115,000	Marshall Islands	Goodwood****
DHT Sophie	2003	HHI*	115,000	Marshall Islands	Goodwood****

*           Hyundai Heavy Industries Co., South Korea
**         Daewoo Heavy Industries Co., South Korea
***       Samsung Heavy Industries Co., South Korea
****     Goodwood Ship Management Pte Ltd, Singapore
*****   Nantong Cosco KHI Engineering Co. Ltd

Employment

The following table presents certain features of our vessel employment as of March 3, 2014:

Vessel	Type of Employment	Charter Rate ($/Day)	Expiry	Extension Period*	Charter Rate in Extension Period ($/day)
VLCC
DHT Ann	Time Charter	Market related***	July 7, 2015
DHT Chris	Time Charter	$16,843	March 31, 2014	+ 9 months****	Market related***
DHT Eagle	Spot
DHT Phoenix	Pool**
DHT Falcon	Spot
DHT Hawk	Spot
Suezmax
DHT Target	Time Charter	$12,738	March 24, 2014	+ 6 months****	$14, 713
DHT Trader	Time Charter	$14,409	August 27, 2014
Aframax
DHT Cathy	Time Charter	$12,838	February 15, 2015
DHT Sophie	Time Charter	$12,800	April 8, 2014	+ 8 months	$13,282

*          At charterer’s option
**        Tankers International Pool
***      Earnings calculated on daily basis based on the TD3 index (daily quoted index for shipments of crude oil from the Arabian Gulf to Japan)
****    The extension period has been declared by the charterer but the extension period has not commenced.

Technical Management of Our Fleet

The following is a summary of how we organize our ship management activities. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful.

We uphold a policy of high quality operations. Our management company in Norway, DHT Management AS, supervises the third-party technical managers.  The third-party technical managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.  We currently have one ship management provider: Goodwood Ship Management Pte Ltd in Singapore (“Goodwood”).

We place the insurance requirements related to our fleet with mutual clubs and underwriters through insurance brokers. Such requirements include, but are not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance. Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

Our Credit Facilities

For detail on our credit facilities, please see the section entitled “Secured Credit Facilities” our 2013 Form 20-F.  We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries, (except that as of March 3, 2014, DHT Holdings had made total payments of $114.0 million related to advances for vessels under construction). Our subsidiaries own all of our vessels and payments under the charters and from commercial pools are made to our subsidiaries.

The table below illustrates the scheduled repayment structure for our outstanding credit facilities as of March 3, 2014 (dollars in thousands):

Year	RBS Credit Facility	Phoenix Credit Facility	Eagle Credit Facility	Hawk and Falcon Credit Facility	Total Bank Borrowings
2014	–	–	–	3,000	3,000
2015	–	2,437	2,500	4,000	8,937
2016	*	15,922	22,250	4,000	42,172
Thereafter	113,275	–	–	38,000	151,275
Total	$113,275	$18,359	$24,750	$49,000	$205,384

*Commencing with the second quarter of 2016, installment payments under our secured credit facility, as amended, with The Royal Bank of Scotland plc (the “RBS Credit Facility”) will be equal to free cash flow for DHT Maritime during the preceding quarter capped at $7.5 million per quarter.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of (1) ship operating expenses, (2) voyage expenses, (3) estimated capital expenses for the following two quarters, (4) general & administrative expenses, (5) interest expenses and (6) change in working capital.

Corporate Information

Our principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this prospectus.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Republic of the Marshall Islands or the Hong Kong Special Administrative Region of the People’s Republic of China.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider the risk factors appearing under the heading “Item 3. Key Information—D. Risk Factors”  in our 2013 Form 20-F, incorporated herein by reference, as well as the other information contained in this prospectus and the other documents incorporated herein by reference, before making an investment in our securities.  Some of the risks relate principally to us and our business and the industry in which we operate.  Other risks relate principally to the securities market and ownership of our securities.  If any of the circumstances or events described in our 2013 Form 20-F or elsewhere in this prospectus actually arise or occur, our business, financial condition, results of operations or cash flows could be materially and adversely affected.  In such a case, the value of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we plan to use the net proceeds from the sale of securities offered by this prospectus to fund the expansion of our fleet, our pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated is set forth below. We have derived the ratio of earnings to combined fixed charges and preferred dividends from our historical consolidated financial statements. The ratio should be read in conjunction with our consolidated financial statements in our 2013 20-F, including the notes thereto, and the other financial information included or incorporated by reference herein. Our ratio of earnings to combined fixed charges and preferred dividends has been calculated in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board.

	For the Year Ended December 31,
	2013		2012		2011		2010	2009
Ratio of earnings to combined fixed charges and preferred dividends	—	1	—	1	—	1	1.37	1.82

1	Earnings for the years ended December 31, 2013, 2012 and 2011 were inadequate to cover fixed charges by $4,126,000, $94,054,000 and $40,272,000, respectively.

We have computed the ratio of earnings to combined fixed charges and preferred dividends set forth above by dividing earnings by fixed charges and preferred dividends. For the purpose of determining the ratio of earnings to fixed charges:

●	“earnings” consist of pre-tax income from continuing operations prepared under IFRS which includes non-cash unrealized gains and losses on derivative financial instruments plus fixed charges net of capitalized interest and capitalized amortization of deferred financing fees, if any;

●	“fixed charges” represent interest incurred whether expensed or capitalized and amortization of deferred financing costs whether expensed or capitalized and accretion of discount, if any; and

●	“preferred dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of the dividend divided by the difference between one and the effective income tax rate applicable to continuing operations. We currently have no required dividend payments.

The ratio of earnings to combined fixed charges and preferred dividends is a ratio that we are required to present in this prospectus and has been calculated in accordance with the Commission rules and regulations. This ratio has no application to our secured credit facilities or to our previously outstanding preferred stock and we believe it is not a ratio generally used by investors to evaluate our overall operating performance.  For a more detailed calculation of the ratio of earnings to fixed charges, see Exhibit 12.1 to the registration statement.

As of the date of this prospectus, we have no preferred stock outstanding.  For information on dividends paid on our previously outstanding preferred stock, please see the section entitled “Dividend Policy” below.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

Market Information

Our common stock is listed for trading on the New York Stock Exchange (the “NYSE”) and is traded under the symbol “DHT”.  As of March 3, 2014, there were 69,255,293 shares of our common stock outstanding.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the NYSE composite transaction tape, and quarterly dividend paid per share of our common stock. The last reported sale price of our common stock on the NYSE on March 3, 2014 was $8.06 per share.

In July 2012, we effected a 12-for-1 reverse stock split whereby each 12 shares of our common stock issued and outstanding as of close of trading on July 16, 2012, automatically and without any action on the part of the respective holders, was converted into one share of common stock (the “Reverse Stock Split”). The Reverse Stock Split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the Reverse Stock Split. The following historical dividend information has been adjusted to account for the Reverse Stock Split.

	Price Range
	High	Low	Dividend per Common Share
Year ending December 31, 2012
First Quarter	$18.36	$8.79	$0.24
Second Quarter	$12.00	$7.20	$0.24
Third Quarter	$8.46	$5.36	$0.02
Fourth Quarter	$6.31	$3.54	$0.02
Year ending December 31, 2013
First Quarter	$4.90	$4.01	$0.02
Second Quarter	$5.07	$4.05	$0.02
Third Quarter	$4.79	$3.99	$0.02
Fourth Quarter	$6.95	$4.36	$0.02
Year ending December 31, 2014
First Quarter (1)	$8.57	$6.60	—

	Price Range
	High	Low
Year ended:
December 31, 2009	$84.60	$40.20
December 31, 2010	$58.68	$39.60
December 31, 2011	$62.28	$7.92
December 31, 2012	$18.36	$3.54
December 31, 2013	$6.95	$3.99

	Price Range
	High	Low
Month ended:
September 30, 2013	$4.54	$3.99
October 31, 2013	$5.50	$4.36
November 30, 2013	$5.74	$4.97
December 31, 2013	$6.95	$5.55
January 31, 2014	$8.57	$6.60
February 28, 2014	$8.20	$7.40
March 31, 2014 (2)	$8.19	$7.58

(1)	For the period commencing January 1, 2014 through March 3, 2014.

(2)	For the period commencing March 1, 2014 through March 3, 2014.

DIVIDEND POLICY

The following historical dividend information has been adjusted to account for the Reverse Stock Split.  In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividends paid related to the four quarters of 2008 amounted to $3.00, $3.00, $3.60 and $3.60 per share, respectively. The dividend paid related to the first quarter of 2009 was $3.00 per share. For the last three quarters related to 2009, we did not pay any dividend. For each of the four quarters related to 2010, we paid a dividend of $1.20 per share. The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per share, respectively.  The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02 $0.02 and $0.02 per share, respectively.

On our previously outstanding Series A Participating Preferred Stock, par value $0.01 per share, we paid no dividends in 2009, 2010 or 2011. The dividends paid related to the four quarters of 2012 amounted to $3.40, $3.40, $0.28 and $0.28 per share, respectively.  The dividends paid related to the first quarter of 2013 amounted to $0.25.  The Series A Participating Preferred Stock was mandatorily exchanged for our common stock in July 2013, prior to the record date for dividends related to the second quarter of 2013, and, accordingly, no dividends were paid on our Series A Participating Preferred Stock after the first quarter of 2013.

No dividends were paid on our previously outstanding Series B Participating Preferred Stock, par value $0.01 per share.  The Series B Participating Preferred Stock was mandatorily exchanged for our common stock in February 2014, prior to the record date for dividends related to the fourth quarter of 2013.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and other factors.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, some or all of the securities covered by this prospectus up to a total of $1.0 billion.  Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

We may sell the securities covered by this prospectus from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods, including the following:

●	on the NYSE or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in privately negotiated transactions;

●	in an exchange distribution in accordance with the rules of the applicable exchange;

●	as settlement of short sales entered into after the date of the prospectus;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	through broker-dealers, who may act as agents or principals;

●	through sales “at the market” to or through a market-maker;

●	in a block trade, in which a broker-dealer will attempt to sell a block as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	through one or more underwriters on a firm commitment or best-efforts basis;

●	directly to one or more purchasers;

●	through agents;

●	in options transactions;

●	over the internet;

●	any other method permitted pursuant to applicable law; or

●	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

●	purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus;

●	ordinary brokerage transactions; or

●	transactions in which the broker-dealer solicits purchasers.

In addition, we may sell any securities covered by this prospectus in private transactions rather than pursuant to this prospectus.

In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with the distribution of the securities covered by this prospectus or otherwise, we may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with us. We may also sell securities short and deliver the securities offered by this prospectus to close out our short positions. We may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We may also from time to time pledge our securities pursuant to the margin provisions of our customer agreements with our brokers. Upon our default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions or other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, we would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent, and that the underwriter or underwriters with respect to a sale of the covered securities will be obligated to purchase all of the covered securities, if any such securities are purchased. We may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, less any underwriting discount, as may be set forth in the revised prospectus or applicable prospectus supplement. If we grant any such option, the terms of that option will be set forth in the revised prospectus or applicable prospectus supplement.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or “FINRA,” the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to Commission Rule 415 under the Securities Act.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

We will bear all costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations can be found in “Item 5. Operating and Financial Review and Prospects” included in our 2013 Form 20-F, incorporated by reference in this prospectus.  The Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference herein contains forward-looking statements based on assumptions about our future business.  Please see “Cautionary Statement Regarding Forward-Looking Statements” on page 32 of this prospectus for a discussion of the risks, uncertainties and assumptions relating to the statements incorporated by reference.  Our actual results may differ from those contained in the forward-looking statements and such differences may be material.

MANAGEMENT

For detail on our directors and executive officers, board committees, and compensation of directors and executive officers for the most recently completed financial year, please see “Item 6—Directors, Senior Management and Employees” in our 2013 Form 20-F, incorporated by reference in this prospectus.

DESCRIPTION OF COMMON STOCK

A description of our common stock can be found in “Item 10.B. Memorandum and Articles of Incorporation” included in our 2013 Form 20-F, incorporated by reference in this prospectus.

DESCRIPTION OF PREFERRED STOCK

The material terms of any series of preferred stock that we offer, together with any material U.S. federal income tax considerations relating to such preferred stock, will be described in a prospectus supplement.

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine the terms of and rights attaching to such preferred stock, including with respect to, among other things, dividends, conversion, voting, redemption, liquidation, designation and the number of shares constituting any such series. The issuance of shares of preferred stock may have the effect of discouraging, delaying or preventing a change of control of us or the removal of our management. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of our common stock.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the Commission in connection with the offering of such warrants.

The prospectus supplement relating to a particular issue of warrants will describe the terms of such warrants, including the following:

●	the title of such warrants;

●	the offering price for such warrants, if any;

●	the aggregate number of such warrants;

●	the designation and terms of the securities purchasable upon exercise of such warrants;

●	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

●	if applicable, the date from and after which such warrants and any securities issued therewith will be separately transferable;

●	the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

●	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

●	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

●	whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

●	information with respect to book-entry procedures, if any;

●	the currency or currency units in which the offering price, if any, and the exercise price are payable;

●	if applicable, a discussion of material United States federal income tax considerations;

●	the antidilution provisions of such warrants, if any;

●	the redemption or call provisions, if any, applicable to such warrants; and

●	any additional terms of such warrants, including terms, procedures, and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF RIGHTS

Subscription rights may be issued independently or together with any other security and may or may not be transferable. As part of the rights offering, we may enter into a standby underwriting or other backstop arrangement under which the underwriters or any other person would purchase any securities that are not purchased in such rights offering. If we issue subscription rights, they may be governed by a separate subscription agent agreement that we will sign with a bank or trust company, as rights agent, that will be named in the applicable prospectus supplement. The rights agent will act solely as our agent and will not assume any obligation to any holders of rights certificates or beneficial owners of rights. The following summary of certain provisions of the rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of any subscription agent agreement that and subscription certificate that may be filed with the Commission in connection with the offering of such rights.

In general, a right entitles the holder to purchase for cash a specific number of shares of common stock or other securities at a specified exercise price. The rights are normally issued to stockholders as of a specific record date, may be exercised only for a limited period of time and become void following the expiration of such period. If we determine to issue subscription rights, we will accompany this prospectus with a prospectus supplement that will describe, among other things:

●	the record date for stockholders entitled to receive the rights;

●	the number of shares of common stock or other securities that may be purchased upon exercise of each right;

●	the exercise price of the rights;

●	whether the rights are transferable;

●	the period during which the rights may be exercised and when they will expire;

●	the steps required to exercise the rights;

●	the price, if any, for the subscription rights;

●	the number of subscription rights issued;

●	the terms of the shares of common stock or shares of preferred stock or depositary shares;

●	the extent to which the subscription rights are transferable;

●	if applicable, the material terms of any standby underwriting or other arrangement entered into by us in connection with the offering of subscription rights;

●	the other terms of the subscription rights, including the terms, procedures and limitations relating to the exercise of the subscription rights;

●	whether the rights include “oversubscription rights” so that the holder may purchase more securities if other holders do not purchase their full allotments;

●
whether we intend to sell the shares of common stock or other securities that are not purchased in the rights offering to an underwriter or other purchaser under a contractual “standby” commitment or other arrangement; and

●	if applicable, a discussion of material United States federal income tax considerations.

If fewer than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby or backstop arrangements, as described in the applicable prospectus supplement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information with respect to the beneficial ownership of our common stock as of March 3, 2014, by:

●	each person who is known by us to beneficially own 5% or more of any class of our outstanding shares of common stock;

●	each member of our board of directors who beneficially owns any class of shares of our common stock;

●	each of our executive officers; and

●	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the Commission rules and includes voting or investment power with respect to the securities. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

Unless otherwise indicated, the address for all beneficial owners is c/o DHT Holdings, Inc., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  At the close of business on March 3, 2014, there were 69,255,293 shares of common stock outstanding.

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock	Percentage of Shares of Common Stock (1)
Anchorage Capital Group, L.L.C. (2)	5,182,558	7.5%
Canyon Capital Advisors LLC (3)	4,961,200	7.2%
Claren Road Credit Master Fund, Ltd. (4)	4,582,700	6.6%
Tufton Oceanic (Isle of Man) Limited (5)	4,510,300	6.5%
Solus Alternative Asset Management LP (6)	3,607,400	5.2%
Directors
Erik A. Lind (7)	34,731	*
Rolf A. Wikborg (8)	30,241	*
Einar Michael Steimler (8)	31,517	*
Robert Cowen (8)	46,292	*
Executive Officers
Svein Moxnes Harfjeld (9)	351,819	*
Trygve P. Munthe (9)	349,634	*
Eirik Ubøe (10)	71,613	*
Svenn Magne Edvardsen (11)	139,412	*

Directors and executive officers as a group (eight persons) (12)	1,055,259	1.5%

*	Less than 1%
(1)	Based on 69,255,293 shares of common stock issued and outstanding on March 3, 2014.
(2)
Based upon a Schedule 13D/A filed with the Commission on December 4, 2013 by Anchorage Capital Group L.L.C. (“Anchorage”) on behalf of itself and certain reporting persons and upon information provided to us by Anchorage.  The address for Anchorage is Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.  Anchorage Management is the sole managing member of Anchorage.  Anthony L. Davis is the President of Anchorage and a managing member of Anchorage Advisors Management L.L.C. (“Anchorage Management”); Kevin M. Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Management; and Anchorage holds investment power and voting power with respect to the shares held by the Anchorage Illiquid Opportunities Offshore Master Fund III, L.P.

(3)
Based upon a Schedule 13G filed with the Commission on February 11, 2014 by Canyon Capital Advisors LLC on behalf of itself and certain reporting persons and information provided to us by Canyon Capital Advisors LLC.  Canyon is the investment advisor to Canyon Value Realization Fund, L.P., which owned 1,016,160 shares of our common stock issued and outstanding as of March 3, 2014, Canyon Value Realization Master Fund, L.P., which owned 1,533,573 shares of our common stock issued and outstanding as of March 3, 2014, Canyon Balanced Master Fund, Ltd., which owned 808,540 shares of our common stock issued and outstanding as of March 3, 2014, Canyon—GRF Master Fund II, L.P., which owned 318,157 shares of our common stock issued and outstanding as of March 3, 2014, Canyon Distressed Opportunity Master Fund, L.P., which owned 182,257 shares of our common stock issued and outstanding as of March 3, 2014, Canyon—TCDRS Fund, LLC, which owned 151,050 shares of our common stock issued and outstanding as of March 3, 2014, Canyon Value Realization MAC 18 Ltd., which owned 52,237 shares of our common stock issued and outstanding as of March 3, 2014, Permal Canyon Fund, Ltd., which owned 72,433 shares of our common stock issued and outstanding as of March 3, 2014, AAI Canyon Fund PLC, which owned 85,924 shares of our common stock issued and outstanding as of March 3, 2014, Permal Canyon IO Ltd., which owned 147,769 shares of our common stock issued and outstanding as of March 3, 2014, Citi Canyon Ltd., which owned 21,205 shares of our common stock issued and outstanding as of March 3, 2014, Lyxor/Canyon Value Realization Fund Limited, which owned 67,965 shares of our common stock issued and outstanding as of March 3, 2014 and Lyxor/Canyon Credit Strategy Fund Limited, which owned 7,600 shares of our common stock issued and outstanding as of March 3, 2014.   Joshua S. Friedman, the Co-Chairman and Co-Chief Executive Officer of Canyon, Mitchell R. Julius, the Co-Chairman and Co-Chief Executive Officer of Canyon, John P. Plaga, a Partner and the Chief Financial Officer of Canyon, and Jonathan M. Kaplan, the General Counsel of Canyon, each holds voting power and investment power with respect to the shares owned by each of the Canyon funds listed above. The address for Canyon is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067, United States.

(4)
Based upon a Schedule 13G filed with the Commission on December 18, 2013 by Claren Road Asset Management, LLC (“Claren Road”) and Claren Road Credit Master Fund, Ltd. (the “Claren Road Fund”)  and information provided to us by Claren Road.  Brian Riano, Sean Fahey and John Eckerson are responsible for the day-to-day management and control of Claren Road and direct the investment making authority of Claren Road Fund.  Messrs. Riano, Fahey and Eckerson hold both voting power and investment power with respect to the shares owned by the Claren Road Fund.  The address of Claren Road is 900 Third Avenue, Floor 29, New York, NY 10022, United States, Attention: Legal Department.

(5)
Based upon a Schedule 13G filed with the Commission on December 5, 2013 by Tufton Oceanic (Isle of Man) Limited on behalf of itself and certain reporting persons and information provided to us by Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P. and their respective affiliates.  Tufton Oceanic (Isle of Man) Limited is an affiliate of Oceanic Hedge Fund, which owned 1,139,327 shares of our common stock issued and outstanding as of March 3, 2014, and Oceanic Opportunities Master Fund, L.P., which owned 3,370,973 shares of our common stock issued and outstanding as of March 3, 2014.  The address for Tufton Oceanic (Isle of Man) Limited is St. George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE. No natural person holds voting power or investment power over Oceanic Hedge Fund or Oceanic Opportunities Master Fund, L.P.

(6)
Based upon information provided to us by Solus Alternative Asset Management LP (“Solus”).  Solus GP LLC is the general partner of Solus and Christopher Pucillo is the managing member of Solus GP LLC. Mr. Pucillo and Solus GP LLC are responsible for the day-to-day management and control of Solus and direct the investment making authority of Solus.  Mr. Pucillo and Solus GP LLC hold voting power and investment power with respect to the shares held by Solus.  The address for Solus is 410 Park Avenue, 11th Floor, New York, NY 10022.

(7)	Includes 17,834 shares of restricted stock subject to vesting conditions.
(8)	Includes 16,791 shares of restricted stock subject to vesting conditions.
(9)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 166,412 shares of restricted stock subject to vesting conditions.

(10)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018, 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 and 965 options with an exercise price of $144 per share and expiring on October 18, 2015. Includes 38,610 shares of restricted stock subject to vesting conditions.

(11)
Does not include 25,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 25,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 70,279 shares of restricted stock subject to vesting conditions.

(12)	Includes 509,922 shares of restricted stock subject to vesting conditions.

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
May be held in or outside of the Marshall Islands	May be held in or outside of Delaware
Notice:	Notice:
 –> Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

–> Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

–> A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	–> Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder’s Voting Rights

Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	Stockholders may act by written consent to elect directors by all the stockholders entitled to vote
Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy
Unless otherwise provided in the articles of incorporation, majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting

For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum.
No provision for cumulative voting
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

The certificate of incorporation may provide for cumulative voting

Directors

The board of directors must consist of at least one member	The board of directors must consist of at least one member
Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter’s Rights of Appraisal

Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

–> Alters or abolishes any preferential right of any outstanding shares having preference; or
–> Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
–> Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
–> Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Stockholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
Attorney’s fees may be awarded if the action is successful
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

SHARES ELIGIBLE FOR FUTURE SALE

All of the shares of our common stock sold in any offering under this prospectus and any prospectus supplement will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as significant stockholders of our common stock.

Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the then outstanding shares of our common stock; and

●	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the issuer.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or otherwise acquires shares of our common stock, the shares held by that person are required under Rule 144 to be sold in brokers’ transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

Sales of substantial amounts of our common stock in the open market, or the perceptions regarding availability of such shares for sale, could adversely affect the price of our common stock.

Arrangements for transfer and any restrictions on the free transferability of any other securities to be issued under this prospectus will be described in a prospectus supplement.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this registration. All of such amounts (except the Commission registration fee) are estimated.

Commission registration fee		$128,800.00
NYSE listing fee		*
FINRA filing fee		*
Blue Sky fees and expenses		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous		*

Total	$	*

* To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

EXPERTS

The 2012 and 2013 financial statements and the retrospective adjustments to the 2011 disclosures incorporated by reference in this prospectus from DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2013 and the effectiveness of DHT Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte AS, independent registered public accounting firm, as set forth in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the 2012 and 2013 financial statements, (2) expresses an unqualified opinion on the retrospective adjustments to the 2011 financial statements, and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte AS is Dronning Eufemias gate 14, 0191 Oslo, Norway.

The consolidated financial statements of DHT Holdings, Inc. for the year ended December 31, 2011 appearing in DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2013 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young AS is Dronning Eufemias gate 6, Oslo, Norway.

LEGAL MATTERS

The validity of the securities offered by this prospectus and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

ENFORCEMENT OF CIVIL LIABILITIES

DHT Holdings, Inc. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Bermuda. A majority of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, it is uncertain whether the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a “U.S. Holder”, as defined below, with respect to the acquisition, ownership and disposition of our securities. This discussion does not purport to deal with the tax consequences of owning securities to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock.  A discussion of the material Marshall Islands tax consequences for holders of any preferred stock, rights and warrants issued pursuant to this prospectus will be provided in the relevant prospectus supplement at the time of issuance.

U.S. Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a beneficial owner of shares of our common stock or preferred stock.

This discussion is based on the Code, the Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis. We have not, and will not seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of our common stock or preferred stock may vary depending on such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of our common stock or preferred stock who purchase such stock in an offering of such stock pursuant to this Registration Statement, and who hold such stock as capital assets. This discussion does not purport to deal with the tax consequences of owning or disposing of our common stock or preferred stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock or preferred stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. expatriates, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, this discussion does not address any U.S. state or local tax matters, any non-U.S. tax matters, or any U.S. federal taxes other than income taxes (such as estate and gift taxes).

Taxation of Our Operating Income

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes.  As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. Taxation of Our Shipping Income

For purposes of the following discussion, “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture we directly or indirectly own or participate in that generates such income, or from the performance of services directly related to those uses.

“U.S. source gross transportation income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.  Except as discussed below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions.  Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either:

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations.  Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly-Traded Test is met.  As of the date hereof, our common stock is the only class of our stock that is outstanding.  Because our common stock is traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  We believe that our common stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our stock that is “primarily traded” to be “regularly traded” on an established securities market.  Our common stock is listed on the NYSE and, as of the date hereof, is the only class of our outstanding stock traded on an established securities market.  Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly-Traded Test if:

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the “trading threshold test”;

(ii)
our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, referred to as the “trading frequency test”; and

(iii)
the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), referred to as the “trading volume test.”

We believe we satisfy the trading threshold test.  We also believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests.  However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such stock.  Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such stock, referred to as the “5 Percent Override Rule”.

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”) we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission as having a 5% or more beneficial interest in our common stock.  In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We believe that the 5 Percent Override Rule has not been, and will not be, triggered with respect to our common stock.  However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder.  In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year.

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly-Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test.  In either case, we would have to satisfy certain substantiation requirements regarding the identity and certain other aspects of our stockholders which generally would require that we receive certain statements from certain of our direct and indirect stockholders.  These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2014, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at rates of up to 35%.  In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business.  Such income would be “effectively connected” only if:

● we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income, and

●  substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we do not have, and we do not intend to have or permit circumstances that would result in our having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

Income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above.  Such income is subject to either a 30% gross-basis tax or to a U.S. federal corporate income tax on net income at rates of up to 35% (and the branch profits tax described above).  Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder”.  For this purpose, a “U.S. Holder” means a beneficial owner of shares of our common stock or preferred stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

●  is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. trust,

● owns our common stock or preferred stock as a capital asset, and

● owns actually and constructively less than 10% of our common stock and less than 10% of our preferred stock by vote and value.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock or preferred stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the tax treatment of the partnership and certain determinations made at the partner level.  A partner in a partnership holding our common stock or preferred stock is urged to consult its own tax advisor.

Taxation of Common Stock and Preferred Stock

Distributions on our Common Stock and Preferred Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock and preferred stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P”).  Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and preferred stock (determined separately for each share) on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.  Dividends paid with respect to our common stock and preferred stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock and preferred stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) the class of stock with respect to which such dividends are paid is readily tradable on an established securities market in the United States (such as the NYSE), which we expect to be the case with respect to our common stock (but which might not be the case with respect to preferred stock that is issued pursuant to this Registration Statement); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock or preferred stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock or preferred stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock or preferred stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of a threshold percentage (10% in the case of common stock and either 5% or 10% in the case of preferred stock, depending on the nature of the preference) of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock—paid by us.  If we pay an “extraordinary dividend” on our common stock or preferred stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.  There is no assurance that any dividends paid on our common stock or preferred stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate.  Although the term “comprehensive income tax system” was not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, Exchange or Other Disposition of Our Common Stock and Preferred Stock

Provided that we are not a PFIC for any taxable year and except as provided below under “Consequences of Possible CFC Classification”, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock or preferred stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of U.S. Non-Corporate Holders are eligible for a maximum 20% preferential tax rate.  A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

Consequences of Possible CFC Classification

If 10% U.S. Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (“CFC”).

10% US Shareholders of a CFC (“CFC Shareholders”) are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. In addition, CFC Shareholders are subject to certain U.S. federal income tax reporting requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Potential 10% U.S. Shareholders should consider the potential implications of being treated as CFC Shareholder in the event we become CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become CFC in the future.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes.  In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock or preferred stock, either

●  at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

● at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that the gross income we derive, or are deemed to derive, from our time chartering activities is properly treated as services income rather than rental income.  Assuming this is correct, our income from time chartering activities would not constitute “passive income,” and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, based upon our actual and projected income, assets and activities, we believe it is more likely than not that we are not currently a PFIC and will not become a PFIC in the foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and IRS pronouncements concerning the characterization of income derived from time chartering activities as services income for other tax purposes. Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of this Fifth Circuit case, and that income from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we are a PFIC for any taxable year during which a U.S. Holder owns our common stock or preferred stock, such U.S. Holder will, for the 2013 taxable year and any subsequent taxable year during which we are treated as a PFIC, be required to file IRS Form 8621 with his or her U.S. federal income tax return to report his or her ownership of our common stock or preferred stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

In addition, as discussed more fully below, if we were treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund”, which election is referred to as a “QEF election”.  As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock (and might be able to make such an election with respect to our preferred stock) as discussed below.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in our common stock or preferred stock would be increased to reflect taxed but undistributed E&P.  Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock or preferred stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock or preferred stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election”.

A QEF election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for any taxable year and our common stock or preferred stock, as applicable, is treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return.  We believe our common stock will be treated as “marketable stock” for this purpose.  As of the time this Registration Statement was filed, we did not have any preferred stock that would be treated as “marketable stock” for this purpose.

If the mark-to-market election is made with respect to a U.S. Holder’s common stock or preferred stock, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such common stock or preferred stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock or preferred stock.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock or preferred stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in its common stock or preferred stock would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common stock or preferred stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock or preferred stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder in income.

Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock or preferred stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock or preferred stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock or preferred stock.  Under these special rules:

● the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock or preferred stock,

● the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income, and

● the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock or preferred stock.  If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock or preferred stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock or preferred stock and for which the holder did not make a QEF election.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  Such a U.S. Holder’s net investment income will generally include such U.S. Holder’s gross dividend income and net gains from the disposition of our common stock and preferred stock, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  A U.S. Non-Corporate Holder is urged to consult the holder’s own tax advisor regarding the applicability of the Medicare tax to the holder’s ownership of our common stock and preferred stock.

Taxation of Rights and Warrants

A discussion of the U.S. federal income tax considerations for U.S. Holders of any rights and warrants issued pursuant to this Registration Statement will be provided in the relevant Prospectus Supplement at the time of issuance.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder”.  For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock or preferred stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Taxation of Common Stock and Preferred Stock

Distributions on our Common Stock and Preferred Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock or preferred stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Taxable Disposition of Common Stock and Preferred Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or preferred stock, unless:

●  the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

● the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the common stock or preferred stock, including dividends and the gain from the sale, exchange or other disposition of such stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, if you are a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Taxation of Rights and Warrants

A discussion of the U.S. federal income tax considerations for Non-U.S. Holders of any rights and warrants issued pursuant to this prospectus will be provided in the relevant prospectus supplement at the time of issuance.

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a non-U.S. corporation, including our common stock and preferred stock, is a specified foreign asset for this purpose. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

Backup Withholding and Information Reporting

In general, dividend payments (or other taxable distributions) and proceeds from the disposition of our common stock and preferred stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder.  Such distributions may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

● fail to provide an accurate taxpayer identification number;

● are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

● in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell our common stock or preferred stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption.  If you sell our common stock or preferred stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock or preferred stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.  However, such information reporting requirements will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax.  Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the securities offered by this prospectus, reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the website of the Commission referred to above. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the document listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

●
the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 3, 2014, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Requests for such information should be made to us at the following address:

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
Phone: +1 (441) 299-4912
Fax: +1 (441) 298-7800
Email info@dhtankers.com

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us. When used in this document, words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “will”, “may”, “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the Commission, other information sent to our security holders and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors” on page 5 of this prospectus as well as those appearing under the heading “Item 3. Key Information—D. Risk Factors” in our 2013 Form 20-F.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Factors that might cause results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of charter hire and freight revenue that we may receive from operating our vessels;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	our and our subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

DHT HOLDINGS, INC.

23,076,924 Shares of Common Stock

PROSPECTUS SUPPLEMENT

September 10, 2014